Mail Stop 3561

July 24, 2006

<u>BY U.S. Mail and Facsimile [(214) 977 - 6603]</u>

Mr. Robert W. Decherd
  Chairman, President and Chief Executive Officer
BELO CORP.
P.O. Box 655237
Dallas, Texas 75265-5237

   Re: **Belo Corp.**
      Form 10-K for Fiscal Year Ended December 31, 2005
      File No. 1-08598

Dear Mr. Decherd:

   We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        David R. Humphrey
        Accounting Branch Chief